Exhibit 99.7

CONSENT OF QUALIFIED PERSON

Jack Caldwell P.E. (California C58841)

Robertson GeoConsultants
Suite 900, 580 Hornby Street

Vancouver, BC, V6c 3B6, Canada

Telephone: 778 331 5060

I, Jack Caldwell P.E. (California C58841), consent to the public filing of the Technical Report titled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release entitled, “Tahoe Resources Announces Escobal Mineral Reserves,” dated November 5, 2014.

I certify that I have read the aforementioned News Release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 5 November 2014.

/s/ Jack Caldwell
Signature of Qualified Person

Jack Caldwell
Print name of Qualified Person